Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN

15 March 2007

IMPERIAL TOBACCO GROUP PLC
APPROACH TO ALTADIS S.A.

Imperial Tobacco Group PLC confirms that it has made an approach to Altadis S.A. in relation to a possible combination of Imperial Tobacco Group and Altadis at a price of €45.0 per Altadis share in cash, recognising that, as previously announced by Altadis, a dividend of €0.5 per Altadis share is payable on 20 March.  Discussions are at a very early stage and there can be no certainty that this approach will lead to an offer being made.

Enquiries:

Imperial Tobacco Group PLC

Alex Parsons Group Media Relations	Telephone: +44 (0) 117 933 7241

John Nelson-Smith Investor Relations	Telephone: +44 (0) 117 933 7032

Citigroup (lead financial adviser to Imperial Tobacco Group PLC)

Ian Carnegie-Brown Ian Hart Mark Todd	Telephone: +44 (0) 20 7986 4000

Manuel Falco	Telephone:+34 91 538 4411

Hoare Govett Limited (joint corporate broker to Imperial Tobacco Group PLC)	Telephone: +44 (0) 20 7678 8000

Hugo Fisher

Morgan Stanley & Co. International Limited (financial adviser and joint corporate broker to Imperial Tobacco Group PLC)	Telephone: +44 (0) 20 7425 5000

Paul Baker

Citigroup, Hoare Govett Limited and Morgan Stanley & Co. International Limited  which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Imperial Tobacco Group PLC and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco Group PLC for providing the protections afforded to clients of Citigroup, Hoare Govett Limited and Morgan Stanley & Co. International Limited nor for providing advice in relation to these matters, the content of this announcement or any matter referred to herein.

Copies of our announcements are available on our website:  www.imperial-tobacco.com